Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014

Net income	$262,076	$147,755	$475,868	$282,184

Preferred Stock dividend requirements	(11,399)	(27,826)	(22,672)	(55,346)

Net income attributable to common stockholders	$250,677	$119,929	$453,196	$226,838

Basic weighted average number of common shares outstanding	17,558,838	16,897,781	17,555,973	16,798,259

Preferred Stock Common Share Equivalents	1,236,160	-	1,236,160	-

Dilutive Stock Options outstanding for the Period	104,772	586,293	57,958	692,864

Dilutive Warrants outstanding for the Period	301,649	721,475	322,755	753,503

Diluted Weighted average number of common and equivalent shares outstanding	19,201,418	18,205,549	19,172,847	18,244,626

Basic and Diluted Net income per common share	$0.01	$0.01	$0.02	$0.01